Lightning Gaming, Inc.

106 Chelsea Parkway

Boothwyn, Pa 19061

February 25 , 2008

Mr. William J. Kearns

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.

Re: Lightning Gaming Inc.

Item 4.01 Form 8-K
Filed February 15, 2008
File No. 000-52575

Dear Mr. Kearns:

We are in receipt of your letter dated February 19, 2008. Please find below our changes in response to your comments. Our Form 8-K/A that contains the changes discussed below is being submitted concurrently with our submission of this letter.

Form 8-k filed February 15, 2008

1.

Please revise to clearly state the period where there were no disagreements with your former accountants (i.e. from the date of inception (March 1, 2007) through the date of dismissal (February 11, 2008)) in accordance with Item 304(a) (IV) of Regulation S-B.

Revision -Section 4- Matter Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant’s Certifying Accountant

(a) On February 11, 2008, Lightning Gaming, Inc. (the “Company”) dismissed its independent accountant, Moore & Associates. The Company’s action was approved by its board of directors. The only report on the Company’s financial statements that Moore & Associates provided was for the period from the Company’s inception on March 1, 2007 through March 31, 2007. That report, which was dated April 17, 2007, did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. However, the report stated that the Company’s recurring losses and lack of operations raised substantial doubt about its ability to continue as a going concern and that the financial statements did not include any adjustments that might result from the outcome of that uncertainty.

For the period March 1, 2007(date of inception) to February 11, 2007(date of dismissal), the Company had no disagreements with Moore & Associates on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Moore & Associates, would have caused Moore & Associates to make reference to the subject matter of the disagreement in connection with its report. Moore & Associates did not advise the Company of any matters that, pursuant to Item 304(a)(1)(iv) of Securities and Exchange Commission (“SEC”) Regulation S-B, would require disclosure in this Form 8-K.

The Company provided Moore & Associates with a copy of the disclosures contained in this Item 4.01 and requested Moore & Associates to furnish a letter addressed to the SEC stating whether it agrees with such disclosures and, if not, stating the respects in which it does not agree. A copy of Moore & Associates' letter is filed as Exhibit 16.1 to this Form 8-K.

2.

Please file an updated letter from Moore & Associates as an Exhibit 16 in accordance with Item 304(a) (3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your Form 8-K filing.

Response:

Moore & Associates have provided their letter in accordance with 304(a) (3) of Regulation S-B and will be filed as Exhibit 16.1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions please contact me.

Sincerely,

/s/ Robert Ciunci

Robert Ciunci

Chief Financial Officer